CorePoint Lodging Inc.

125 East John Carpenter Freeway, Suite 1650

Irving, Texas 75062

July 1, 2019

VIA EDGAR

Mr. Joshua Lobert

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	CorePoint Lodging Inc.

Registration Statement on Form S-3

Filed June 27, 2019

File No. 333-232374

Dear Mr. Lobert:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), CorePoint Lodging Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date and time of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”), and declare the Registration Statement effective as of 12:00 p.m., Eastern Time, on July 5, 2019, or as soon thereafter as practicable. In this regard, the Registrant is aware of its obligations under the Securities Act.

The Registrant requests that it be notified of such effectiveness by a telephone call to Edgar J. Lewandowski at (212) 455-7614.

Sincerely,

COREPOINT LODGING INC.

/s/ Mark M. Chloupek
By:	Mark M. Chloupek
Title:	Executive Vice President, Secretary and General Counsel